The Managers Funds

SHORT AND INTERMEDIATE BOND FUND
BOND FUND
GLOBAL BOND FUND

SEMI-ANNUAL REPORT
JUNE 30, 1999

Where Leading Money Managers Converge

President's Message



Dear Fellow Shareholder:

The first half of 1999 was an active period for both the financial markets and The Managers Funds. The U.S. economy continued to grow as low levels of unemployment and healthy stock market returns enabled consumers to expand their spending habits. This is a major factor in the economy's strength. In addition, a rebound in some of the emerging economies, particularly in the Far East has had a positive effect on U.S. businesses' prospects for export growth. While these factors have driven stock prices higher so far this year, they have also raised the probability of price inflation.

Early in the year, Federal Reserve Chairman Alan Greenspan noted the economy's strength and publicly questioned the suitability of the third interest rate cut in late 1998. Then, at its May meeting, the Federal Reserve Board (the Fed) changed its policy bias from neutral to tightening, sighting "the persistent strength in domestic demand, the reduced risks of economic weakness abroad, and the recovery in U.S. financial markets." Finally, in a widely anticipated move at the end of June, the Fed voted to increase short-term rates by 25 basis points (0.25%) to 5.0%.

The equity markets were strong yet mixed throughout the first half of 1999. In the first quarter, investors continued to focus primarily on domestic large capitalization growth companies and selected internet issues to the exclusion of almost all else. However, these trends reversed dramatically in April as large capitalization stocks continued to rise but the strength broadened across all capitalization sectors. The Russell 2000 Index outperformed the S&P 500 Index by 8.5 percentage points during the second quarter. It was the first time since the third quarter of 1997 that small-cap stocks outperformed large-caps, and it was the largest outperformance since the fourth quarter of 1992. Another significant change was that value stocks, typically considered to be stocks with low Price/Book and Price/Earnings ratios, considerably outperformed growth stocks.

Some of these trends in the U.S. stock market resulted from the strengthening of the global economic scenario, particularly the surprising turnaround in certain emerging nations, which favorably impacted the outlook for basic materials and capital-expenditure based industries. The improved outlook in the global economy also buoyed foreign stocks during the first half of 1999. Far Eastern and emerging markets stocks provided particularly strong returns, enhanced for the most part, by improving currencies.

As a result of all of these factors, interest rates rose throughout the first half, and thus, bond prices moved lower in general. Many government

MANAGERS SHORT AND INTERMEDIATE BOND FUND
MANAGERS BOND FUND
MANAGERS GLOBAL BOND FUND

Semi-Annual Report
June 30, 1999
(unaudited)

TABLE OF CONTENTS

Investments in The Managers Funds are not deposits or obligations of, or guaranteed or endorsed by, any bank. Shares of the funds are not federally insured by the Federal Deposit Insurance Corp., the Federal Reserve Board, or any governmental agency.

President's Message



Dear Fellow Shareholder:

The first half of 1999 was an active period for both the financial markets and The Managers Funds. The U.S. economy continued to grow as low levels of unemployment and healthy stock market returns enabled consumers to expand their spending habits. This is a major factor in the economy's strength. In addition, a rebound in some of the emerging economies, particularly in the Far East has had a positive effect on U.S. businesses' prospects for export growth. While these factors have driven stock prices higher so far this year, they have also raised the probability of price inflation.

Early in the year, Federal Reserve Chairman Alan Greenspan noted the economy's strength and publicly questioned the suitability of the third interest rate cut in late 1998. Then, at its May meeting, the Federal Reserve Board (the Fed) changed its policy bias from neutral to tightening, sighting "the persistent strength in domestic demand, the reduced risks of economic weakness abroad, and the recovery in U.S. financial markets." Finally, in a widely anticipated move at the end of June, the Fed voted to increase short-term rates by 25 basis points (0.25%) to 5.0%.

The equity markets were strong yet mixed throughout the first half of 1999. In the first quarter, investors continued to focus primarily on domestic large capitalization growth companies and selected internet issues to the exclusion of almost all else. However, these trends reversed dramatically in April as large capitalization stocks continued to rise but the strength broadened across all capitalization sectors. The Russell 2000 Index outperformed the S&P 500 Index by 8.5 percentage points during the second quarter. It was the first time since the third quarter of 1997 that small-cap stocks outperformed large-caps, and it was the largest outperformance since the fourth quarter of 1992. Another significant change was that value stocks, typically considered to be stocks with low Price/Book and Price/Earnings ratios, considerably outperformed growth stocks.

Some of these trends in the U.S. stock market resulted from the strengthening of the global economic scenario, particularly the surprising turnaround in certain emerging nations, which favorably impacted the outlook for basic materials and capital-expenditure based industries. The improved outlook in the global economy also buoyed foreign stocks during the first half of 1999. Far Eastern and emerging markets stocks provided particularly strong returns, enhanced for the most part, by improving currencies.

As a result of all of these factors, interest rates rose throughout the first half, and thus, bond prices moved lower in general. Many government

and high quality corporate bonds fell in price. Bonds rated below investment grade bucked this trend. As investors grew more confident in these securities they bid up their prices. These non-investment grade securities rose in price and tightened in spread. Short-term bonds, treasury bills and commercial paper, however, are far less interest rate sensitive and thus provided steady returns throughout the period.

From a sector perspective, corporate industrial bonds performed well while financial companies bonds lagged due to prospects for higher interest rates. This was also detrimental to mortgage securities, which declined due to worries about a slowdown in refinancing. The best performers, however, were Yankee bonds, foreign corporate bonds denominated in U.S. Dollars. Prices of bonds of issuers from the Far East and Latin America rose with the improving economic prospects of the regions.

Foreign government bonds moved lower in general, as interest rates rose in most developed countries. The price declines were deepened by a 12% drop in the value of the recently created European Currency (Euro) versus the U.S. Dollar.

Within this environment, the three Managers Funds discussed in this report provided mixed results. Managers Bond Fund returned 4.5% during the period, significantly exceeding the –2.3% return for its primary benchmark, The Lehman Government/ Corporate Bond Index. The Fund's significant investment in corporate industrial and Yankee bonds performed well during the period. Managers Short & Intermediate Bond Fund modestly outperformed its benchmark, returning 1.0% for the six-month period. Conversely, Managers Global Bond Fund underperformed its benchmark, returning –9.6% as both foreign government bonds and European currencies dropped in price. Please see page 3 for the performance results of all of our funds.

Last but certainly not least, Robert Watson, our founder and president, retired from The Managers Funds on April 1, 1999. I would like to take this opportunity to personally thank Bob for creating a first rate product for our shareholders as well as assembling a top quality team of people to support our shareholders in The Managers Funds. Importantly, Bob will remain on the Funds' Boards of Trustees and will thus continue to be involved with The Managers Funds.

As always, should you have any questions on this report, please feel free to contact us at 1-800-835-3879, or visit our website at www.managersfunds.com.

We thank you for your continued investment in The Managers Funds.

Sincerely,



Peter M. Lebovitz
President

THE MANAGERS FUNDS

The Managers Funds Performance (unaudited)

All Periods Ended June 30, 1999

	Average Annual Total Returns**							
Equity Funds:	**Six Months***	**1 Year**	**3 Years**	**5 Years**	**10 Years**	**Since Inception**	**Inception Date**	**Morningstar Rating*** **
Income Equity Fund	11.10%	11.84%	20.40%	20.62%	14.05%	15.48%	Oct. '84	☆☆☆☆
Capital Appreciation Fund	26.91%	49.68%	33.86%	28.80%	19.66%	19.01%	Jun. '84	☆☆☆☆☆
Special Equity Fund	11.81%	5.84%	13.82%	19.64%	15.30%	16.17%	Jun. '84	☆☆☆
International Equity Fund	6.18%	3.61%	12.57%	12.52%	12.43%	14.00%	Dec. '85	☆☆☆☆
Emerging Markets Equity Fund	37.08%	25.56%	—	—	—	4.36%	Feb. '98	N/A
Income Funds:								
Short & Intermediate Bond Fund	0.98%	3.75%	5.32%	5.80%	6.61%	7.97%	Jun. '84	☆☆☆☆
Bond Fund	4.51%	2.98%	9.12%	10.16%	9.47%	10.70%	Jun. '84	☆☆☆☆
Global Bond Fund	(9.56)%	5.05%	4.64%	5.68%	—	5.47%	Mar. '94	☆
Money Market Fund	2.28%	4.92%	5.21%	5.12%	4.98%	5.84%	Jun. '84	N/A

Past performance is not a guarantee of future results. Investment returns and principal value of mutual fund shares will fluctuate so that the redemption price may be more or less than the original purchase price. For a prospectus including fees and expenses, please visit our website at www.managersfunds.com, or call The Managers Funds at (800) 835-3879 or your investment adviser. Read the prospectus carefully before you invest.

* Not annualized.

** Total return equals income yield plus share price change and assumes reinvestment of all dividends and capital gain distributions. Returns are net of fees and may reflect fee waivers or the reimbursement of fund expenses as described in the prospectus. No adjustment has been made for taxes payable by shareholders on their reinvested dividends and capital gain distributions. Returns for periods greater than one year are annualized.

*** Morningstar proprietary ratings reflect risk-adjusted performance through 06/30/99 and are subject to change every month. The ratings are by asset class and are calculated from the funds' three-, five- and ten-year returns (with fee adjustments) in excess of 90-day Treasury bill returns, and a risk factor that reflects fund performance below 90-day Treasury bill returns. For the three-, five- and ten-year periods, respectively, each of the Equity Funds rated, other than the International Equity Fund, was rated against 3,061, 1,896 and 766 equity funds, the International Equity Fund was rated against 997, 508 and 123 international equity funds, and each of the Income Funds was rated against 1,554, 1,113 and 381 taxable fixed-income funds. Ten percent of the funds in each asset class receive five stars, 22.5% receive 4 stars, 35% receive 3 stars, 22.5% receive 2 stars and 10% receive 1 star.

Managers Short and Intermediate Bond Fund
Schedule of Portfolio Investments
June 30, 1999 (unaudited)

	Principal Amount	Value
Corporate Bonds - 65.4%		
Asset Backed - 29.6%		
Advanta Home Equity Loan Trust, Series 98-1, Class A8, 6.240%, 02/25/13	$ 275,000	$ 274,148
Advanta Mortgage Loan Trust, Series 97-4, Class A4, Ambac insured, 6.660%, 03/25/22	125,000	123,266
Americredit Auto Receivables, Series 99-B, Class A4, 5.960%, 03/12/06	350,000	344,750
Chemical Master Credit Card Trust 1, Series 95-2, Class A, 6.230%, 06/15/03	350,000	352,615
Delta Funding Home Equity Loan Trust, Series 98-2, Class A3F, 6.240%, 05/15/25	500,000	492,950
EQCC Home Equity Loan Trust, Series 1997-1, Class A7, FGIC insured, 7.120%, 05/15/28	337,000	342,941
EQCC Home Equity Loan Trust, Series 1998-1, Class A3F, Ambac insured, 6.2250%, 12/15/12	350,000	348,905
Equicredit Funding Trust, Series 96-A, Class A3, FGIC insured, 7.350%, 11/15/19	250,000	253,675
Green Tree Financial Corp., Series 98-1, Class A3, 5.950%, 04/01/13	300,000	298,968
Green Tree Financial Corp., Series 98-6, Class A3, 5.930%, 04/01/09	200,000	199,750
IMC Home Equity Loan Trust, Series 98-1, Class A3, 6.410%, 04/20/18	400,000	397,372
Independent National Mortgage Corp., Series 96-A, Class A3, 6.960%, 09/25/26	100,408	100,408
Indymac Manufactured Housing Contract, Series 98-2, Class A2, 6.170%, 12/25/11	350,000	348,565
MMCA Automobile Trust, Series 98-7, Class A3, 5.860%, 08/16/04	350,000	348,688
Money Store Home Equity Loan Trust, The, Series 96-C, Class A3, 7.070%, 12/15/16	59,691	59,921
Oakwood Mortgage Investors Inc., Series 97-A, Class A3, 6.650%, 05/15/27	300,000	301,590
Residential Asset Securities Corp., Series 99-KS1, Class AI2, 6.000%, 04/25/20	355,000	351,912
UCFC Home Equity Loan Trust, Series 1994-D1, Class A4, MBIA insured, 8.7750%, 02/10/16	151,509	153,632
UCFC Loan Trust, Series 93-B1, Class A1, FGIC insured, 6.075%, 07/25/14	113,052	111,197
Vendee Mortgage Trust, Series 1995-1C, Class 3H, 8.000%, 11/15/03	350,000	361,045
Total Asset Backed		5,566,298
Finance - 18.9%		
American Health Properties, Inc., 7.050%, 01/15/02	350,000	342,969
AT&T Corp., Medium Term, 6.250%, 05/15/01	350,000	346,028
Avalon Bay Communities, Senior, 6.500%, 07/15/03	300,000	292,875
BankOne Corp., Medium Term, 5.625%, 02/17/04	325,000	311,480

The accompanying notes are an intergral part of these financial statements.

Managers Short and Intermediate Bond Fund
Schedule of Portfolio Investments (continued)

	Principal Amount	Value
Finance (continued)		
CarrAmerica Realty Corp., 6.625%, 10/01/00	$ 175,000	$ 173,754
Chelsea GCA Realty Partners, 7.750%, 01/26/01	350,000	351,663
Conseco Inc., 6.400%, 02/10/03	300,000	284,526
Crescent Real Estate Equities Co., 6.625%, 09/15/02 (a)	375,000	348,803
First Interstate Bancorp, Sub, 9.900%, 11/15/01	225,000	242,537
Lehman Brothers Holdings, Inc., 6.000%, 02/26/01	300,000	297,221
Morgan Stanley Dean Witter & Co. 5.625%, 01/20/04	175,000	168,046
Norwest Financial, Inc., Senior, 6.375%, 09/15/02	250,000	250,170
Reliance Group Holdings, Inc., Senior, 9.000%, 11/15/00	150,000	152,875
Total Finance		3,562,947
Industrials - 16.1%		
Comdisco, Inc., 6.130%, 0/01/01	350,000	348,026
Cox Communications, Inc., 6.150%, 08/01/03	350,000	343,669
CSX Corp., 5.850%, 12/01/03	350,000	338,058
IMC Global, 7.400%, 11/01/02	350,000	353,108
Kaufman & Broad Home Corp., Senior, 7.750%, 10/15/04	150,000	149,250
Qwest Communications International, Inc., Series B, Step-up, 0.000%, 02/01/08*	225,000	169,403
Royal Caribbean Cruises, Ltd., Senior, 8.125%, 07/28/04	325,000	338,208
TCI Communications, Inc., Senior, 8.650%, 09/15/04	400,000	436,080
TRW, Inc., Medium Term, 6.320%, 05/27/08 (a)	175,000	174,223
Walt Disney Co., 5.125%, 12/15/03	400,000	379,745
Total Industrials		3,029,770
Utilities - 0.8%		
Niagara Mohawk Power Corp., Series E, 7.375%, 07/01/03	150,000	152,568
Total Corporate Bonds (cost $12,511,410)		12,311,583

U.S. Government and Agency Obligations - 29.0%

	Principal Amount	Value
FNMA 6.200%, 06/26/00	350,000	352,132
FNMA, 5.125%, 02/13/04	350,000	335,563
FNMA, 7.200%, 07/19/99	100,000	100,078
GNMA, 9.000%, 12/15/17	429,347	457,251
U.S. Treasury Notes, 5.500%, 03/31/03	725,000	720,353
U.S. Treasury Notes, 5.625%, 11/30/00	500,000	501,330
U.S. Treasury Notes, 6.250%, 04/30/01	500,000	506,330
U.S. Treasury Notes, 6.625% 05/15/07	75,000	78,105
U.S. Treasury Notes, 6.625%, 04/30/02	2,350,000	2,412,415
Total U.S. Government and Agency Obligations (cost $5,543,742)		5,463,557

The accompanying notes are an intergral part of these financial statements.

	Principal Amount	Value
Foreign Corporate Obligations - 4.9%		
Banco Latinomericano SA, 6.500%, 04/02/01 (a)	$ 250,000	$ 249,838
Brascan, Ltd., 7.375%, 10/01/02	225,000	224,854
St. George Bank, Ltd., Floating Rate, 5.493%, 11/29/01**	150,000	149,993
Tyco International Group SA, Yankee, 6.125%, 06/15/01	300,000	298,412
Total Foreign Corporate (cost $930,103)		923,097
	Shares	
Other Investment Companies - 0.2%		
JPM Prime Money Market Fund, 4.62%*** (cost $37,657)	37,657	37,657
Total Investments - 99.5% (cost $19,022,912)		18,735,894
Other Assets, less Liabilities - 0.5%		100,244
Net Assets - 100.0%		$18,836,138

Note: Based on the cost of investments of $19,022,912 for federal income tax purposes at June 30, 1999, the aggregate gross unrealized appreciation and depreciation was $7,065 and $294,083, respectively, resulting in net unrealized depreciation of investments of $287,018.

* Zero coupon security.

** Variable rate security. Coupon or dividend rate disclosed is as of June 30, 1999.

*** Yield shown for this investment company represents the June 30, 1999, seven-day average yield, which refers to the sum of the previous seven days' dividends paid, expressed as an annual percentage.

(a) Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified buyers. At June 30, 1999, the value of this security amounted to $772,864, or 4.1% of net assets.

Investment Abbreviation:

AMBAC: Ambac Assurance Corp.
FGIC: Financial Guaranty Insurance Co.
FNMA: Federal National Mortgage Association
GNMA: Government National Mortgage Association
MBIA: Municipal Bond Investors Assurance Corp.

Security Ratings (unaudited)

The composition of long-term debt holdings as a percentage of the total value of investments in securities is as follows:

S&P's/Moody's Ratings	
Gov't/AAA	55%
AA	6
A	9
BBB	22
BB	8
	100%

The accompanying notes are an intergral part of these financial statements.

Managers Bond Fund
Schedule of Portfolio Investments
June 30, 1999 (unaudited)

	Principal Amount	Value
Corporate Bonds – 59.7%		
Convertible Bonds - 15.6%		
Bell Atlantic Financial, Euro-dollar, 4.250%, 09/15/05	$ 800,000	$ 815,000
Loews Corp., Sub, 3.125%, 09/15/07	2,210,000	1,798,388
Noram Energy, Sub, 6.000%, 03/15/12	475,000	433,438
Thermo Electron Corp., 4.250%, 01/01/03 (a)	500,000	441,250
Thermo Instrument System, 4.500%, 10/15/03 (a)	550,000	487,437
Thermo Terratech, Inc., Euro-dollar, Sub, 4.625%, 05/01/03	450,000	364,500
Thermo Terratech, Inc., Sub, 4.625%, 05/01/03 (a)	456,000	396,150
Total Access Communications, registered, 2.000%, 05/31/06	250,000	247,500
Total Convertible Bonds		4,983,663
Finance - 16.3%		
Camden Property Trust, 7.000%, 11/15/06	250,000	237,227
First Industrial L.P., 7.600%, 12/01/17	1,750,000	1,510,075
First Industrial L.P., Medium Term, 7.500%, 12/01/17	645,000	572,954
Highwoods/Forsyth L.P., Senior, 7.500%, 04/15/98	2,250,000	1,966,860
Meditrust, 7.000%, 08/15/07	500,000	410,444
Pemex Finance, Ltd., 8.875%, 11/15/10 (a)	500,000	491,770
Total Finance		5,189,330
Industrials - 27.8%		
APL, Ltd., 8.000%, 01/15/24	250,000	168,288
Atlas Air, Inc., Series B, 7.680%, 01/02/14	1,000,000	972,060
Baker Hughes Inc., 0.000%, 05/05/08*	1,550,000**	1,162,500
Bausch & Lomb, Inc., 7.125%, 08/01/28	500,000	443,720
Burlington Industries, Inc., 7.250%, 08/01/27	250,000	211,238
Dell Computer Corp., 7.100%, 04/15/28	750,000	695,310
Ford Motor Co., 6.375%, 02/01/29	1,000,000	868,843
Kellwood Co., 7.625%, 10/15/17	250,000	222,755
MacMillan Bloedel, Ltd., 7.700%, 02/15/26	1,350,000**	1,307,772
Pioneer Natural Resource Co. 7.200%, 01/15/28	250,000	180,260
Pioneer-Standard Electronics, Inc., Senior, 8.500%, 08/01/06	250,000	228,558
Pulte Corp., 7.625%, 10/15/17	500,000	460,580
Seagate Technology, Inc., 7.875%, 03/01/17	250,000	223,740
Security Capital Group, 7.700%, 06/15/28	750,000	641,474
Trinet Corporate Realty Trust, Inc., Senior, 7.700%, 07/15/17	500,000	443,174
Westvaco Corp., 7.000%, 08/15/23	250,000	227,717
Woolworth Corp., 8.500%, 01/15/22	570,000	399,000
Total Industrials		8,856,989
Total Corporate Bonds (cost $20,304,146)		19,029,982

The accompanying notes are an intergral part of these financial statements.

Managers Bond Fund
Schedule of Portfolio Investments (continued)

	Principal Amount	Value
Foreign Corporate Obligations- 15.9%		
Banpu Public Company, Ltd., Euro-dollar, 2.750%, 04/10/03	$ 250,000	$ 222,500
Cerro Negro Finance, Ltd., 7.900%, 12/1/20 (a)	500,000	390,000
Compania De Transporte Energia, Senior, 9.250%, 04/01/08 (a)	700,000	590,625
Korea Electric Power Corp., Yankee, 7.400% 04/01/16	1,018,296	945,262
Loxley Public Co., Euro-dollar, 2.500%, 04/04/01	400,000	112,000
Telekom Malaysia Berhad, Convertible, 4.000%, 10/03/04 (a)	300,000	259,875
PDVSA Finance, Ltd, Series 98-1, 7.500%, 11/15/28	1,000,000	738,500
PDVSA Finance, Ltd., Series 98-1, 7.400%, 08/15/16	300,000	228,609
Samsung Electronics Ltd., Sinking Fund, 7.700%, 10/01/27(a)	500,000	390,000
Telekom Malaysia Berhad, 7.875%, 08/01/25	500,000	418,850
Tenaga Nasional Berhad, 7.500%, 11/01/25 (a)	1,000,000	777,380
Total Foreign Corporate Obligations (cost $5,767,692)		5,073,601
Foreign Government and Agency Obligations - 13.6%		
British Columbia Province, Generic Residual, Canada, 0.000%, 08/23/24*	9,925,000	1,434,592
Government of Poland, registered Past Due Interest Brady Step-up, 5.000%, 10/27/14	250,000	220,000
Manitoba Province, Canada, Medium Term, 6.500%, 09/22/17	1,800,000	1,278,691
Ontario Hydro, 0.000%, 10/15/21*	1,700,000	294,697
Province of Alberta, Series CS, Sinking Fund, 5.930%, 09/16/16	263,480	180,222
Republic of South Africa, Yankee, 8.500%, 06/23/17	1,075,000	916,438
Total Foreign Government and Agency Obligations (cost $4,016,970)		4,324,640
U.S. Treasury Securities - 5.9%		
U.S. Treasury Note, 5.500%, 08/15/28	500,000	457,810
U.S. Treasury Strip, 0.000%, 08/15/23*	6,200,000	1,432,944
Total U.S. Treasury Securities (cost $1,904,712)		1,890,754
	Shares	
Preferred Stocks - 1.8%		
Entergy Louisiana, Inc., 4.440%	226	14,973
Entergy New Orleans, Inc., 4.750%	482	34,764
EVI Inc., 5.000%	7,500	295,313
Union Electric Co., 3.500%	350	19,950
Wisconsin Electric Power Co., 3.600%	3,298	202,002
Total Preferred Stocks (cost $495,125)		567,002

The accompanying notes are an intergral part of these financial statements.

Managers Bond Fund
Schedule of Portfolio Investments (concluded)

	Shares	Value
Other Investment Companies - 5.5%******		
JPM Prime Money Market Fund, 4.62%	858,303	$ 858,303
Navigator Securities Lending Prime Portfolio, 5.01%***	895,100	895,100
Total Other Investment Companies (cost $1,753,403)		1,753,403
Total Investments - 102.4% (cost $34,242,048)		32,639,382
Other Assets, less Liabilities – (2.4)%		(771,347)
Net Assets - 100.0%		$31,868,035

Note: Based on the cost of investments of $34,242,048 for federal income tax purposes at June 30, 1999, the aggregate gross unrealized appreciation and depreciation was $847,962 and $2,450,628, respectively, resulting in net unrealized depreciation of investments of $1,602,666.

* Zero coupon security.

** Some or all of these shares, amounting to $895,100, or 2.8% of net assets, were out on loan to various brokers as of June 30, 1999.

*** Collateral received from brokers for securities lending was invested in these short-term investments.

**** Yield shown for these investment companies represents the June 30, 1999, seven-day average yield, which refers to the sum of the previous seven days' dividends paid, expressed as an annual percentage.

(a) Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified buyers. At June 30, 1999, the value of this security amounted to $4,224,488, or 13.3% of net assets.

Registered Bond: A security whose owner has been recorded with its issuer or issuer's registrar.

Security Ratings (unaudited)

The composition of long-term debt holdings as a percentage of the total value of investments in securities is as follows:

S&P's/Moody's Ratings	
Gov't/AAA	6%
AA	5
A	27
BBB	47
BB	4
Not Rated	11
	100%

The accompanying notes are an intergral part of these financial statements.

Managers Global Bond Fund
Schedule of Portfolio Investments
June 30, 1999 (unaudited)

		Principal Amount	Value
Foreign Government and Agency Obligations - 59.5%			
Bundes, Series 93, 6.500%, 07/15/03	EUR	303,503	$ 343,433
Bundes, Series 99, 3.750%, 01/04/09	EUR	439,000	426,794
Canadian Government, 4.500%, 06/01/01	CAD	1,518,000	1,019,044
Canadian Government, 5.000%, 12/01/00	CAD	1,497,000	1,013,751
Canadian Government, 5.125%, 01/22/02	USD	450,000	440,260
Canadian Government, 5.125%, 09/01/03	CAD	950,000	641,419
Canadian Government, 6.000%, 06/01/08	CAD	900,000	632,598
Dutch Government, 0.250%, 07/15/08	EUR	674,317	726,400
Kingdom of Denmark, 6.000%, 11/15/09	DKK	4,477,000	673,518
Kingdom of Norway, 5.500%, 05/15/09	NOK	2,200,000	276,267
Kingdom of Norway, 6.750%, 01/15/07	NOK	2,400,000	324,954
Kingdom of Spain, 6.000%, 01/31/29	EUR	631,062	695,742
Kingdom of Sweden, 5.000%, 01/28/09	SEK	4,800,000	560,871
Kingdom of Sweden, 9.000%, 04/20/09	SEK	4,200,000	642,443
Kingdom of Sweden, Series 1038, 6.500%, 10/25/06	SEK	4,500,000	581,676
Republic of Chile, 6.875%, 04/28/09	USD	50,000	47,690
Republic of Italy, 6.500%, 11/01/27	EUR	627,494	728,679
United Kingdom Treasury, 6.000%, 08/10/99	GBP	522,000	823,790
United Kingdom Treasury, 6.500%, 12/07/03	GBP	1,065,000	1,750,052
United Kingdom Treasury, 9.000%, 10/13/08	GBP	216,228	431,763
Total Foreign Government and Agency Obligations (cost $13,743,011)			12,781,144
U.S. Government and Agency Obligations - 13.3%			
Federal Home Loan Bank, 5.625%, 06/10/03	GBP	300,000	465,498
U.S. Treasury Notes, 5.375%, 06/30/03	USD	140,000	138,316
U.S. Treasury Notes, 6.875%, 05/15/06	USD	2,150,000	2,263,542
Total U.S. Government and Agency Obligations (cost $2,891,145)			2,867,356
Corporate Bonds - 7.1%			
Finance - 3.5%			
General Motors Acceptance Corp., 4.000%, 02/09/06		$ 200,000	197,532
General Motors Acceptance Corp., 6.850% 06/17/04		250,000	252,698
Household Finance Corp., 5.125%, 06/24/09		200,000	201,676
National Westminster Bank, 9.450%, 05/01/01		100,000	105,631
Total Finance			757,537
Industrials - 2.4%			
AT&T Corp., 6.000%, 03/15/09		35,000	32,850
Conoco, Inc., 6.350%, 04/15/09		50,000	47,901

The accompanying notes are an intergral part of these financial statements.

Managers Global Bond Fund
Schedule of Portfolio Investments (continued)

		Principal Amount	Value
Industrials (continued)			
Conoco, Inc., Senior, 5.900%, 04/15/99		$250,000	$ 243,604
Pepsi Bottling Holding, Inc., 5.375%, 02/17/04 (a)		200,000	189,732
Total Industrials			514,087
Utilities - 1.2%			
Tokyo Electric Power Co., 7.000%, 02/13/07		250,000	249,988
Total Corporate Bonds (cost $1,591,320)			1,521,612
Foreign Corporate Obligations - 4.4%			
Amoco Corp., 6.000%, 06/09/08	USD	450,000	422,573
Diageo Capital PLC, 6.625%, 06/24/04	USD	200,000	200,493
KFW International Finance, 6.000%, 10/27/03	GBP	110,000	172,451
LCR Finance PLC, 4.750%, 12/31/10 (a)	GBP	100,000	145,961
Total Foreign Corporate Obligations (cost $1,003,486)			941,478
Short-Term Investments - 16.3%			
FNMA Discount Notes - 8.8%			
FNMA, 0.000%, 07/21/99*		$500,000	498,619
FNMA, 0.000%, 08/27/99*		500,000	496,042
FNMA, 0.000%, 09/16/99*		400,000	395,782
FNMA, 0.000%, 09/28/99*		500,000	493,852
Total FNMA Discount Notes			1,884,295
		Shares	
Other Investment Companies - 7.5%**			
Calvert Cash Reserves Institutional Prime Fund, 5.01%		1,031,616	1,031,616
CitiFunds Institutional Liquid Reserves, 4.92%		421,497	421,497
JPM Prime Money Market Fund, 4.62%		161,743	161,743
Total Other Investment Companies			1,614,856
Total Short-Term Investments (cost $3,499,151)			3,499,151
Total Investments - 100.6% (cost $22,728,113)			21,610,741
Other Assets, less Liabilities – (0.6)%			(130,533)
Net Assets - 100.0%			$21,480,208

The accompanying notes are an intergral part of these financial statements.

Note: Based on the cost of investments of $22,732,107 for federal income tax purposes at June 30, 1999, the aggregate gross unrealized appreciation and depreciation was $31,657 and $1,153,023, respectively, resulting in net unrealized depreciation of investments of $1,121,366.

* Zero coupon security.

** Yield shown for these investment companies represents the June 30, 1999, seven-day average yield, which refers to the sum of the previous seven days' dividends paid, expressed as an annual percentage.

(a) Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified buyers. At June 30, 1999, the value of this security amounted to $335,693, or 1.6% of net assets.

Abbreviations have been used throughout this portfolio to indicate amounts shown in currencies other than the U.S. Dollar (USD):

CAD:	Canadian Dollar
DKK:	Danish Krone
EUR:	Euro
GBP:	British Pound
NOK:	Norwegian Krone
SEK:	Swedish Krona

The Managers Funds
Statements of Assets and Liabilities
June 30, 1999 (unaudited)

	Managers Short and Intermediate Bond Fund	Managers Bond Fund	Managers Global Bond Fund
Assets:			
Investments at value*	$18,735,894	$32,639,382	$21,610,741
Foreign currency (cost $83,281)	—	—	83,044
Receivable for investments sold			
Receivable for Fund shares sold	24,941	74,988	15,049
Receivable for open forward foreign currency contracts	—	—	11,527,909
Receivable for closed forward foreign currency contracts, net	—	—	34,882
Dividends, interest and other receivables	224,342	551,499	298,370
Prepaid expenses	6,700	9,384	7,491
Total assets	18,991,877	33,275,253	33,577,486
Liabilities:			
Payable for investments purchased	110,467	443,080	493,852
Payable upon return of securities loaned	—	895,100	—
Payable for Fund shares repurchased	6,636	19,525	14,607
Payable for open forward foreign currency contracts	—	—	11,542,066
Accrued expenses:			
Investment advisory and management fees	7,682	16,174	12,172
Administrative fees	3,841	6,470	3,478
Other	27,113	26,869	31,103
Total liabilities	155,739	1,407,218	12,097,278
Net Assets	$18,836,138	$31,868,035	$21,480,208
Shares outstanding	981,866	1,419,529	1,061,237
Net asset value, offering and redemption price per share	$19.18	$22.45	$20.24
Net Assets Represent:			
Paid-in capital	$29,455,730	$33,023,896	$22,342,384
Undistributed net investment income	5,828	35,325	403,811
Accumulated net realized gain (loss) from investments and foreign currency transactions and translations	(10,338,402)	411,414	(120,860)
Net unrealized depreciation of investments and foreign currency transactions and translations	(287,018)	(1,602,600)	(1,145,127)
Net Assets	$18,836,138	$31,868,035	$21,480,208
* Investments at cost	$19,022,912	$34,242,048	$22,728,113

The accompanying notes are an intergral part of these financial statements.

The Managers Funds
Statements of Operations
For the six months ended June 30, 1999 (unaudited)

	Managers Short and Intermediate Fund	Managers Bond Fund	Managers Global Bond Fund
Investment Income:			
Interest income	$ 593,200	$1,297,345	$ 555,867
Dividend income	—	28,740	—
Foreign withholding tax	—	(2,487)	—
Other income	1,796	1,043	—
Total investment income	594,996	1,324,641	555,867
Expenses:			
Investment advisory and management fees	45,909	105,997	74,695
Administrative fees	22,955	42,399	21,341
Custodian fees	10,075	13,741	21,492
Audit fees	15,631	11,517	14,416
Transfer agent fees	14,195	25,135	22,401
Registration fees	5,685	7,628	5,881
Insurance	819	1,626	754
Legal fees	301	531	353
Trustee fees	692	1,236	803
Amortization of organization expense	—	—	570
Miscellaneous expenses	5,436	9,937	6,778
Total expenses before reductions	121,698	219,747	169,484
Expense reductions	(286)	(2,532)	(370)
Net expenses	121,412	217,215	169,114
Net investment income	473,584	1,107,426	386,753
Net Realized and Unrealized Gain (Loss):			
Net realized gain (loss) on investment transactions	(33,316)	329,349	148,928
Net realized loss on foreign currency contracts and transactions	(15,026)	(41,525)	(475,691)
Net unrealized appreciation (deprecation) of investments	(248,728)	143,639	(1,965,928)
Net unrealized deprecation of foreign currency contracts and translations	—	(120)	(256,791)
Net realized and unrealized gain (loss)	(297,070)	431,343	(2,549,482)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 176,514	$1,538,769	$(2,162,729)

The accompanying notes are an intergral part of these financial statements.

The Managers Funds
Statements of Changes in Net Assets

	Managers Short and Intermediate Bond Fund	
	For the six months ended June 30, 1999 (unaudited)	For the year ended December 31, 1998
Increase (Decrease) in Net Assets		
From Operations:		
Net investment income	$ 473,584	$ 879,069
Net realized gain (loss) on investments and foreign currency transactions	(48,342)	108,007
Net unrealized appreciation (depreciation) of investments and foreign currency translations	(248,728)	(96,923)
Net increase (decrease) in net assets resulting from operations	176,514	890,153
Distributions to Shareholders:		
From net investment income	(469,941)	(890,799)
From net realized gain on investments	—	—
Total distributions to shareholders	(469,941)	(890,799)
From Capital Share Transactions:		
Proceeds from sale of shares	2,824,409	8,396,707
Net asset value of shares issued in connection with reinvestment of dividends and distributions	423,215	746,084
Cost of shares repurchased	(2,526,412)	(5,815,760)
Net increase (decrease) from capital share transactions	721,212	3,327,031
Total increase (decrease) in net assets	427,785	3,326,385
Net Assets:		
Beginning of period	18,408,353	15,081,968
End of period	$18,836,138	$18,408,353
End of period undistributed net investment income	$ 5,828	$ 2,185
Share Transactions:		
Sale of shares	146,271	430,449
Shares issued in connection with reinvestment of dividends and distributions	21,903	38,268
Shares repurchased	(130,728)	(297,144)
Net increase (decrease) in shares	37,446	171,573

The accompanying notes are an intergral part of these financial statements.

Managers Bond Fund		Managers Global Bond Fund	
For the six months ended June 30, 1999 (unaudited)	For the year ended December 31, 1998	For the six months ended June 30, 1999 (unaudited)	For the year ended December 31, 1998
$ 1,107,426	$ 2,783,809	$ 386,753	$ 784,832
287,824	1,139,313	(326,763)	1,873,396
143,519	(2,687,311)	(2,222,719)	822,543
1,538,769	1,235,811	(2,162,729)	3,480,771
(1,095,248)	(2,769,414)	—	(1,019,814)
—	(1,584,234)	—	(1,222,014)
(1,095,248)	(4,353,648)	—	(2,241,828)
7,408,493	23,693,347	5,758,075	18,174,768
1,009,311	4,017,252	—	2,220,753
(19,722,641)	(23,161,640)	(4,181,698)	(17,033,392)
(11,304,837)	4,548,959	1,576,377	3,362,129
(10,861,316)	1,431,122	(586,352)	4,601,072
42,729,351	41,298,229	22,066,560	17,465,488
$ 31,868,035	$ 42,729,351	$21,480,208	$ 22,066,560
$ 35,325	$ 23,147	$ 403,811	$ 17,058
331,827	994,509	268,110	790,567
44,952	175,879	—	100,486
(882,728)	(985,827)	(192,976)	(739,396)
(505,949)	184,561	75,134	151,657

The accompanying notes are an intergral part of these financial statements.

Managers Short and Intermediate Bond Fund
Financial Highlights

For a share of capital stock outstanding throughout each period

	For the six months ended June 30, 1999 (unaudited)	Year ended December 31,				
		1998	1997	1996	1995	1994
Net Asset Value, Beginning of Period	$19.49	$19.51	$19.45	$19.67	$18.06	$21.23
Income from Investment Operations:						
Net investment income	0.49	1.02	1.08	1.03	1.28	1.45
Net realized and unrealized gain (loss) on investments	(0.31)	0.00	0.03	(0.24)	1.45	(3.17)
Total from investment operations	0.18	1.02	1.11	0.79	2.73	(1.72)
Less Distributions to Shareholders from:						
Net investment income	(0.49)	(1.04)	(1.05)	(1.01)	(1.09)	(1.37)
Net realized gain on investments	---	---	---	---	(0.03)	(0.08)
Total distributions to shareholders	(0.49)	(1.04)	(1.05)	(1.01)	(1.12)	(1.45)
Net Asset Value, End of Period	$19.18	$19.49	$19.51	$19.45	$19.67	$18.06
Total Return	0.98%(b)	5.36%	5.87%	4.15%	15.57%	(8.37)%
Ratio of net expenses to average net assets	1.32%(a)(c)	1.32%(a)	1.40%	1.45%	1.50%	1.05%
Ratio of net investment income to average net assets	5.16%(c)	5.22%	5.54%	5.43%	6.52%	7.11%
Portfolio turnover	35%(b)	115%	91%	96%	131%	57%
Net assets at end of period (000's omitted)	$18,836	$18,408	$15,082	$22,380	$25,241	$30,956

(a) The Fund has received credits against its custodian expense for uninvested overnight cash balances. Absent this expense reduction, the ratio of expenses to average net assets for both the six months ended June 30, 1999 and the year ended December 31, 1998 would have been 1.33%. (See Note 1c of Notes to Financial Statements.)

(b) Not annualized.

(c) Annualized.

Managers Bond Fund
Financial Highlights

For a share of capital stock outstanding throughout each period

	For the six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998	1997	1996	1995	1994
Net Asset Value, Beginning of Period	$22.19	$23.72	$22.83	$23.13	$18.92	$22.18
Income from Investment Operations:						
Net investment income	0.74	1.46	1.39	1.35	1.44	1.59
Net realized and unrealized gain (loss) on investments	0.25	(0.69)	0.90	(0.29)	4.23	(3.16)
Total from investment operations	0.99	0.77	2.29	1.06	5.67	(1.57)
Less Distributions to Shareholders from:						
From net investment income	(0.73)	(1.45)	(1.40)	(1.36)	(1.46)	(1.55)
From net realized gain on investments	---	(0.85)	---	---	---	(0.14)
Total distributions to shareholders	(0.73)	(2.30)	(1.40)	(1.36)	(1.46)	(1.69)
Net Asset Value, End of Period	$22.45	$22.19	$23.72	$22.83	$23.13	$18.92
Total Return	4.51%(b)	3.34%	10.42%	4.97%	30.91%	(7.25)%
Ratio of net expenses to average net assets	1.28%(a)(c)	1.21%(a)	1.27%	1.36%	1.34%	1.20%
Ratio of net investment income to average net assets	6.53%(c)	6.18%	6.14%	6.13%	6.84%	7.28%
Portfolio turnover	26%(b)	55%	35%	72%	46%	84%
Net assets at end of period (000's omitted)	$31,868	$42,730	$41,298	$31,819	$26,376	$30,760

(a) The Fund has received credits against its custodian expense for uninvested overnight cash balances. Absent this expense reduction, the ratio of expenses to average net assets for the six months ended June 30, 1999 and for the year ended December 31, 1998 would have been 1.30% and 1.21%, respectively. (See Note 1c of Notes to Financial Statements.)

(b) Not annualized.

(c) Annualized.

Managers Global Bond Fund
Financial Highlights
For a share of capital stock outstanding throughout each period

	For the six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998	1997	1996	1995	March 25,1994 (commencement of operations) to December 31, 1994
Net Asset Value, Beginning of Period	$22.38	$20.93	$21.40	$21.74	$19.10	$20.00
Income from Investment Operations:						
Net investment income	0.36	0.92(e)	0.97(e)	1.21	0.95	0.48
Net realized and unrealized gain (loss) on investments	(2.50)	3.08	(0.93)	(0.27)	2.66	(0.77)
Total from investment operations	(2.14)	4.00	0.04	0.94	3.61	(0.29)
Less Distributions to Shareholders from:						
Net investment income	—	(1.16)	(0.17)	(0.87)	(0.93)	(0.50)
Net realized gain on investments	—	(1.39)	(0.34)	(0.41)	—	—
In excess of net investment income	—	—	—	—	(0.04)	(0.11)
Total distributions to shareholders	—	(2.55)	(0.51)	(1.28)	(0.97)	(0.61)
Net Asset Value, End of Period	$20.24	$22.38	$20.93	$21.40	$21.74	$19.10
Total Return	(9.56)%(c)(d)	19.27%(d)	0.16%	4.39%(d)	19.08%(d)	(1.52)%(c)(d)
Ratio of net expenses to average net assets	1.58%(b)	1.53%	1.63%	1.57%	1.55%	1.73%(b)
Ratio of net investment income to average net assets	3.62%(b)	4.14%	4.75%	4.98%	5.07%	4.19%(b)
Portfolio turnover	90%(c)	232%	197%	202%	214%	266%(c)
Net assets at end of period (000's omitted)	$21,480	$22,067	$17,465	$16,852	$18,823	$9,520
Expense Waiver/Reduction (a)						
Ratio of total expenses to average net assets	1.59%	1.56%	N/A	1.60%	1.69%	2.03%(b)
Ratio of net investment income to average net assets	3.62%	4.11%	N/A	4.95%	4.93%	3.89%(b)

(a) Ratio information assuming no waiver of investment advisory and management fees and/or administrative fees and no reduction of custodian expenses in effect for the periods presented, if applicable. (See Note 1c of Notes to Financial Statements.)

(b) Annualized.

(c) Not annualized.

(d) The total return would have been lower had certain expenses not been reduced during the period.

(e) Calculated using the average shares outstanding during the year.

(1) Summary of Significant Accounting Policies

The Managers Funds (the "Trust") is a no-load, open-end, management investment company, organized as a Massachusetts business trust, and registered under the Investment Company Act of 1940 (the "1940 Act"), as amended. Currently the Trust is comprised of 10 investment series. Included in this report are Managers Short and Intermediate Bond Fund ("Short and Intermediate"), Managers Bond Fund ("Bond") and Managers Global Bond Fund ("Global Bond"), collectively the "Funds."

The Funds' financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements:

(a) Valuation of Investments

Fixed-income securities are valued based upon valuations furnished by independent pricing services that utilize matrix systems which reflect such factors as security prices, yields, maturities, and ratings, and are supplemented by dealer and exchange quotations. Equity securities traded on a domestic or international securities exchange are valued at the last quoted sales price, or, lacking any sales, on the basis of the last quoted bid price. Over-the-counter securities for which market quotations are readily available are valued at the last quoted bid price. Short-term investments having a remaining maturity of 60 days or less are valued at amortized cost which approximates market. Securities for which market quotations are not readily available are valued at fair value, as determined in good faith and pursuant to procedures adopted by the Board of Trustees.

Investments in certain mortgage-backed, stripped mortgage-backed, preferred stocks, convertible securities and other debt securities not traded on an organized market, are valued on the basis of valuations provided by dealers or by a pricing service which uses information with respect to transactions in such securities, various relationships between securities and yield to maturity in determining value.

(b) Security Transactions

Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.

(c) Investment Income and Expenses

Interest income is determined on the basis of interest accrued. Discounts and premiums are amortized using the effective interest method when re-

quired for Federal income tax purposes. Dividend income is recorded on the ex-dividend date. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Other income and expenses are recorded on an accrual basis. Expenses which cannot be directly attributed to a particular fund are apportioned among the funds in the Trust based upon their relative net assets or number of shareholders.

Each of the Funds has a "balance credit" arrangement with the custodian bank whereby each Fund is credited with an interest factor equal to 0.75% of the nightly Fed Funds rate for account balances left uninvested overnight. These credits serve to reduce custody expenses that would otherwise be charged to the Funds. For the six months ended June 30, 1999, the Short and Intermediate, Bond and Global Bond Funds' custody expenses were reduced by $286, $2,532 and $370, respectively, under these arrangements.

(d) Dividends and Distributions

Dividends resulting from net investment income normally will be declared monthly for Short and Intermediate Bond, and Bond and annually for Global Bond. These dividends normally will be payable on the third to the last business day of the month. Distributions of capital gains, if any, will be made on an annual basis and when required for federal excise tax purposes. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for mortgage-backed securities, option transactions, market discount and foreign currency transactions. Permanent book and tax basis differences, if any, relating to shareholder distributions will result in reclassifications to paid-in capital.

(e) Organization Costs (Global Bond only)

Organization and registration related costs of $12,577 were deferred and amortized over a 60 month period from the commencement of operations on March 25, 1994 until March 25, 1999.

(f) Repurchase Agreements

Each Fund may enter into repurchase agreements provided that the value of the underlying collateral, including accrued interest, will be equal to or exceed the value of the repurchase agreement during the term of the agreement. The underlying collateral for all repurchase agreements is held in safekeeping by the Fund's custodian or at the Federal Reserve Bank.

If the seller defaults and the value of the collateral declines, or if bankruptcy proceedings commence with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

(g) Federal Taxes

Each Fund intends to comply with the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended, and to distribute substantially all of its taxable income and gains to its shareholders and to meet certain diversification and income requirements with respect to investment companies. Therefore, no federal income or excise tax provision is included in the accompanying financial statements.

(h) Capital Loss Carryovers

As of December 31, 1998, Short and Intermediate Bond had accumulated net realized capital loss carryovers from securities transactions for Federal income tax purposes as shown in the following chart. These amounts may be used to offset realized capital gains, if any, through December 31, 2006.

Fund	Capital Loss Amount	Expires
Short and Intermediate	$2,344,832	2002
	7,662,253	2003
	70,508	2004
	179,401	2005

(i) Capital Stock

The Trust's Declaration of Trust authorizes each series of the Trust the issuance of an unlimited number of shares of beneficial interest, without par value. Each Fund records sales and repurchases of its capital stock on the trade date. Dividends and distributions to shareholders are recorded as of the ex-dividend date.

At June 30, 1999, certain omnibus accounts held greater than 10% of the outstanding shares of the following Funds: Bond - one owns 18%; and Global Bond - one owns 32%.

(j) Delayed Delivery Transactions

The Funds may purchase or sell securities on a when-issued or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated.

The Funds may receive compensation for interest forgone on entering into delayed delivery transactions. The Funds identify cash or securities as segregated in its custodial records with a value at least equal to the amount of the forward purchase commitment.

(k) Foreign Currency Translations

The books and records of each Fund are maintained in U.S. dollars. The value of investments, assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon current foreign exchange rates. Purchases and sales of foreign investments and income and expenses are converted into U.S. dollars based on currency exchange rates prevailing on the respective dates of such transactions. Net realized and unrealized gain (loss) on foreign currency transactions represent: (1) foreign exchange gains and losses from the sale and holdings of foreign currencies, (2) gains and

losses between trade date and settlement date on investment securities transactions and forward foreign currency exchange contracts, and (3) gains and losses from the difference between amounts of interest and dividends recorded and the amounts actually received.

In addition, the Funds do not isolate that portion of the results of operations resulting from changes in exchange rates from the fluctuations resulting from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

(2) Agreements and Transactions with Affiliates

Effective April 1, 1999, the Trust entered into a new Fund Management Agreement under which The Managers Funds LLC (the "Investment Manager"), formerly The Managers Funds, L.P. and now a subsidiary of Affiliated Managers Group, Inc., provides or oversees investment advisory and management services to the Funds. The Investment Manager selects portfolio managers for each Fund (subject to Trustee approval), allocates assets among portfolio managers and monitors the portfolio managers' investment programs and results. Each Fund's investment portfolio is managed by portfolio managers who serve pursuant to Portfolio Management Agreements with the Investment Manager and the Fund. Certain officers of the Funds are officers of the Investment Manager.

Investment advisory and management fees are paid directly by each Fund to The Managers Funds LLC based on average daily net assets. The annual investment advisory and management fee rates, as a percentage of average daily net assets are as follows:

Fund	Investment Advisory and Management Fee
Short and Intermediate	0.50%
Bond	0.625%
Global Bond	0.70%

Effective April 1, 1999, the Trust entered into a new Administration and Shareholder Servicing Agreement under which The Managers Funds LLC serves as each Fund's administrator (the "Administrator") and is responsible for all aspects of managing the Funds' operations, including administration and shareholder services to each Fund, its shareholders, and certain institutions, such as bank trust departments, broker-dealers and registered investment advisers, that advise or act as an intermediary with the Funds' shareholders.

For the six months ended June 30, 1999, the Administrator was paid a fee based on each Fund's average daily net assets of 0.25% for Short and Intermediate Bond, and Bond, and 0.20% for Global Bond.

Effective April 1, 1999, the aggregate annual fee paid to each outside Trustee for serving as a Trustee of the

Trust is $16,000. In addition, the fees that the Trustees receive for attendance at in-person and telephonic meetings are $1,000 and $500 per meeting, respectively. The Trustee fee expense shown in the financial statements represents the Fund's allocated portion of the total fees paid by the Trust.

(3) Purchases and Sales of Securities

Portfolio purchases and sales of investments, excluding short-term securities, and of U.S. government securities, for the six months ended June 30, 1999, were as follows:

	Long-Term Securities	
Fund	Purchases	Sales
Short and Intermediate	$ 7,848,917	$ 6,294,999
Bond	8,821,550	20,592,391
Global Bond	18,189,866	16,241,539

	U.S. Government Securities Only	
Fund	Purchases	Sales
Short and Intermediate	$3,846,723	$1,134,115
Bond	464,688	—
Global Bond	5,576,730	4,714,992

(4) Portfolio Securities Loaned

Each of the Funds may participate in a securities lending program providing for the lending of corporate bonds, equity and government securities to qualified brokers. Collateral on all securities loaned except for government securities loaned is accepted only in cash. Collateral on government securities loaned is in the form of other similar securities. Collateral is maintained at a minimum level of 100% of the market value, plus interest, if applicable, of investments on loan. Collateral received in the form of cash is temporarily invested in money market investments by the custodian. Earnings of such temporary cash investments are divided between the custodian, as a fee for its services under the program, and the Fund, according to agreed-upon rates.

(5) Risks Associated with Collateral Mortgage Obligations ("CMOs")

The net asset value of Funds may be sensitive to interest rate fluctuations because the Funds may hold several instruments, including CMOs and other derivatives, whose values can be significantly impacted by interest rate movements. CMOs are obligations collateralized by a portfolio of mortgages or mortgage-related securities. Payments of principal and interest on the mortgage are passed through to the holder of the CMOs on the same schedule as they are received, although certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages.

Therefore, the investment in CMOs may be subject to a greater or lesser risk of prepayment than other types of mortgage-related securities. CMOs may have a fixed or variable rate of interest.

(6) Forward Commitments

Certain transactions, such as futures and forward transactions, dollar roll agreements, or purchases of when-issued or delayed delivery securities

may have a similar effect on a Fund's net asset value as if the Fund had created a degree of leverage in its portfolio. However, if a Fund enters into such a transaction, the Fund will establish a segregated account with its Custodian in which it will maintain cash, U.S. government securities or other liquid securities equal in value to its obligations in respect to such transaction. Securities and other assets held in the segregated account may not be sold while the transaction is outstanding, unless other suitable assets are substituted.

(a) Forward Foreign Currency Contracts

During the six months ended June 30, 1999, only Global Bond invested in forward foreign currency exchange contracts to manage currency exposure. These investments may involve greater market risk than the amounts disclosed in the Funds' financial statements.

A forward foreign currency exchange contract is an agreement between a Fund and another party to buy or sell a currency at a set price at a future date. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is marked-to-market daily, and the change in market value is recorded as an unrealized gain or loss. Gain or loss on the purchase or sale of contracts having the same settlement date, amount and counterparty is realized on the date of offset, otherwise gain or loss is realized on settlement date.

The Funds may invest in non-U.S. dollar denominated instruments subject to limitations, and enter into forward foreign currency exchange contracts to facilitate transactions in foreign securities and to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and such foreign currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

Open forward foreign currency exchange contracts for Global Bond at June 30, 1999, were as follows:

Foreign Currency	Settlement Date	Current Value (in U.S. Dollars)	Unrealized Gain/Loss (in U.S. Dollars)
Buy Contracts			
Euro	08/20/99	$1,999,604	$ (270)
Japanese Yen	08/20/99	4,183,986	(30,217)
Total Buy Contracts			
(Payable Amount $6,214,077)		$6,183,590	$(30,487)
Sell Contracts			
Danish Krone	08/20/99	$ 764,202	$ 202
Euro	08/20/99	2,161,929	(1,357)
British Pound	08/20/99	941,209	13,619
Norwegian Krone	08/20/99	633,485	1,566
Swedish Krona	08/20/99	827,163	2,300
Total Sell Contracts			
(Receivable Amount $5,344,318)		$5,327,988	$ 16,330

Supplemental Data
Special Meeting Information (unaudited)

At the Special Meeting of Shareholders of the Trust held on March 31, 1999, the following votes were recorded for Managers Short and Intermediate Bond Fund ("Short and Intermediate"), Managers Bond Fund ("Bond") and Managers Global Bond Fund ("Global Bond"). The proposals, which shareholders were asked to vote on, are explained in further detail in the proxy statement dated February 12, 1999. Proposal 2 did not apply to these Funds.

Proposal 1 – Approval of New Fund Management Agreement

Fund	Shares For	Shares Against	Shares Abstained
Short and Intermediate	548,640	2,176	8,037
Bond	948,273	23,640	13,452
Global Bond	618,149	6,982	18,202

Proposal 3 – Expansion of the Board of Trustees

Fund	Shares For	Shares Against	Shares Abstained
Short and Intermediate	534,673	13,659	10,522
Bond	918,182	49,485	17,698
Global Bond	596,767	23,632	22,934

Proposal 4 – Election of Trustees

Short and Intermediate

Trustee	Shares For	Shares Withheld
Madeline H. McWhinney	549,959	8,895
Steven J. Paggioli	549,959	8,895
Thomas R. Schneeweis	552,456	6,398
Robert P. Watson	552,456	6,398
Sean M. Healey	552,456	6,398
Jack W. Aber	552,456	6,398
William E. Chapman, II	552,456	6,398
Edward J. Kaier	552,456	6,398
Eric Rakowski	552,456	6,398

Bond

Trustee	Shares For	Shares Withheld
Madeline H. McWhinney	960,818	24,548
Steven J. Paggioli	960,818	24,548
Thomas R. Schneeweis	960,908	24,458
Robert P. Watson	960,908	24,458
Sean M. Healey	960,908	24,458
Jack W. Aber	960,908	24,458
William E. Chapman, II	960,908	24,458
Edward J. Kaier	960,908	24,458
Eric Rakowski	960,908	24,458

Global Bond

Trustee	Shares For	Shares Withheld
Madeline H. McWhinney	623,322	20,012
Steven J. Paggioli	623,322	20,012
Thomas R. Schneeweis	624,628	18,706
Robert P. Watson	624,628	18,706
Sean M. Healey	624,628	18,706
Jack W. Aber	624,628	18,706
William E. Chapman, II	624,628	18,706
Edward J. Kaier	624,628	18,706
Eric Rakowski	624,628	18,706

Pursuant to Article III, Section 1 of the By-Laws of the Trust and the Investment Company Act of 1940, such total votes on each proposal represents a quorum of the outstanding shares of the Fund.

THE MANAGERS FUNDS

Where Leading Money Managers Converge

Fund Distributor
The Managers Funds LLC
40 Richards Avenue
Norwalk, Connecticut 06854-2325
(203) 857-5321 or (800) 835-3879

Custodian
State Street Bank and Trust Company
1776 Heritage Drive
North Quincy, Massachusetts 02171

Legal Counsel
Swidler Berlin Shereff Friedman, LLP
919 Third Avenue
New York, New York 10022

Transfer Agent
Boston Financial Data Services, Inc.
attn: The Managers Funds
P.O. Box 8517
Boston, Massachusetts 02266-8517
(800) 252-0682

The Managers Funds

Equity Funds:

INCOME EQUITY FUND
- Scudder Kemper Investments, Inc.
- Chartwell Investment Partners, L.P.

CAPITAL APPRECIATION FUND
- Essex Investment Management Company, LLC
- Roxbury Capital Management, LLC

SPECIAL EQUITY FUND
- Liberty Investment Management
- Pilgrim Baxter & Associates, Ltd.
- Westport Asset Management, Inc.
- Kern Capital Management LLC

INTERNATIONAL EQUITY FUND
- Scudder Kemper Investments, Inc.
- Lazard Asset Management

EMERGING MARKETS EQUITY FUND
- Rexiter Capital Management Limited

Income Funds:

MONEY MARKET FUND
- J.P. Morgan Investment Management Inc.

SHORT AND INTERMEDIATE BOND FUND
- Standish, Ayer & Wood, Inc.

BOND FUND
- Loomis, Sayles & Company, L.P.

GLOBAL BOND FUND
- Rogge Global Partners, plc.

www.managersfunds.com